UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 7, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 7, 2025
Medellin, Colombia

DECISIONS TAKEN BY THE GENERAL MEETING OF COLOMBIAN BONDHOLDERS

In furtherance of the steps announced to the market on October 29, 2024, aimed to modify the corporate structure of Bancolombia S.A. and its subsidiaries by creating a holding company named Grupo Cibest S.A. ("Grupo Cibest"), and the completion of a series of corporate transactions (the "Corporate Structure Changes"), Bancolombia announced that today, the General Meeting of Colombian Bondholders of Bancolombia's outstanding bonds was held, consisting of: (i) the second tranche corresponding to multiple and successive issuances from 2011; (ii) the third tranche corresponding to multiple and successive issuances from 2011; (iii) the first issuance of the 2014 issuance and placement program; and (iv) the second issuance of the 2021 issuance and placement program.

For this purpose, reports from Bancolombia, Credicorp Capital Fiduciaria, Alianza Fiduciaria and Fitch Ratings were submitted to Colombian bondholders and are available on Bancolombia's website for the period established by applicable regulations.

The General Meeting of Colombian Bondholders approved the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera in favor of Bancolombia and the distribution of certain assets and subsidiaries of Bancolombia in favor of Grupo Cibest S.A, with an affirmative vote of 100% of the bondholders present, representing 87.85% of the amount outstanding of the existing bonds.

With this approval by Colombian bondholders, one of the required conditions for Bancolombia's Corporate Structure Changes has been met. The next step will be to submit these matters for consideration and approval by Bancolombia’s Shareholders' Extraordinary Meeting on April 23.

The management of Bancolombia confirms that the necessary processes and authorizations were completed to hold the General Meeting of Colombian Bondholders. Additionally, management confirms that the decisions adopted fall within the powers of the General Meeting of Colombian Bondholders in accordance with applicable law.

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Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co

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